CUSIP No. 235906104                                       Page 1 of 69 Pages



                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 8)


                            DAMEN FINANCIAL CORPORATION
                                  (Name of Issuer)

                            Common Stock, $.01 par value
                           (Title of Class of Securities)


                                     235906104
                                   (CUSIP Number)

                                   Paul J. Duggan
                         Jackson Boulevard Capital Management
                                   53 W. Jackson
                              Chicago, Illinois 60604
                                   (312) 294-6440
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  December 2, 1998
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 235906104                                       Page 2 of 69 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
          Paul J. Duggan

2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                 (b)[ ]

3    SEC Use Only

4    Source of Funds:  WC, OO

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              [  ]

6    Citizenship or Place of Organization
          United States

                    7    Sole Voting Power
                         400 shares
Number of
Shares              8    Shared Voting Power
Beneficially             266,200 shares
Owned By
Each Reporting      9    Sole Dispositive Power
Person With              400 shares

                    10   Shared Dispositive Power
                         266,200 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          266,600 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                              [ ]

13   Percent of Class Represented By Amount in Row (11)
          9.0%

14   Type of Reporting Person
     IN

CUSIP No. 235906104                                       Page 3 of 69 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
          Jackson Boulevard Capital Management, Ltd.

2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                 (b)[ ]

3    SEC Use Only

4    Source of Funds:  WC, OO

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              [  ]

6    Citizenship or Place of Organization
          Illinois

                    7    Sole Voting Power
                         0 shares
Number of
Shares              8    Shared Voting Power
Beneficially             92,200 shares
Owned By
Each Reporting      9    Sole Dispositive Power
Person With              0 shares

                    10   Shared Dispositive Power
                         92,200 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          92,200 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                              [ ]

13   Percent of Class Represented By Amount in Row (11)
          3.1%

14   Type of Reporting Person
          CO

CUSIP No. 235906104                                       Page 4 of 69 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
          Jackson Boulevard Equities, L.P.

2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                 (b)[ ]

3    SEC Use Only

4    Source of Funds:  WC, OO

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              [  ]

6    Citizenship or Place of Organization
          Illinois

                    7    Sole Voting Power
                         0 shares
Number of
Shares              8    Shared Voting Power
Beneficially             60,622 shares
Owned By
Each Reporting      9    Sole Dispositive Power
Person With              0 shares

                    10   Shared Dispositive Power
                         60,622 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          60,622 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                              [ ]

13   Percent of Class Represented By Amount in Row (11)
          2.0%

14   Type of Reporting Person
          PN

CUSIP No. 235906104                                       Page 5 of 69 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
          Jackson Boulevard Investments, L.P.

2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                 (b)[ ]

3    SEC Use Only

4    Source of Funds:  WC, OO

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              []

6    Citizenship or Place of Organization
          Illinois

                    7    Sole Voting Power
                         0 shares
Number of
Shares              8    Shared Voting Power
Beneficially             31,578 shares
Owned By
Each Reporting      9    Sole Dispositive Power
Person With              0 shares

                    10   Shared Dispositive Power
                         31,578 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          31,578 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                              [ ]

13   Percent of Class Represented By Amount in Row (11)
          1.1%

14   Type of Reporting Person
          PN

CUSIP No. 235906104                                       Page 6 of 69 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
          Jackson Offshore Fund, Ltd.

2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                 (b)[ ]

3    SEC Use Only

4    Source of Funds:  WC, OO

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              []

6    Citizenship or Place of Organization
          Tortolla, British Virgin Islands

                    7    Sole Voting Power
                         0 shares
Number of
Shares              8    Shared Voting Power
Beneficially             0 shares
Owned By
Each Reporting      9    Sole Dispositive Power
Person With              0 shares

                    10   Shared Dispositive Power
                         0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          0 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                              [ ]

13   Percent of Class Represented By Amount in Row (11)
          0.0%

14   Type of Reporting Person
          CO

CUSIP No. 235906104                                       Page 7 of 69 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
          Jackson Boulevard Partners

2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                 (b)[ ]

3    SEC Use Only

4    Source of Funds:  WC, OO

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              []

6    Citizenship or Place of Organization
          Tortolla, British Virgin Islands

                    7    Sole Voting Power
                         174,000 shares
Number of
Shares              8    Shared Voting Power
Beneficially             0 shares
Owned By
Each Reporting      9    Sole Dispositive Power
Person With              174,000 shares

                    10   Shared Dispositive Power
                         0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          174,000 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                              [ ]

13   Percent of Class Represented By Amount in Row (11)
          5.9%

14   Type of Reporting Person
          PN

CUSIP No. 235906104                                       Page 8 of 69 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
          Vincent Cainkar

2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                 (b)[ ]

3    SEC Use Only

4    Source of Funds:  PF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              [ ]

6    Citizenship or Place of Organization
          United States

                    7    Sole Voting Power
                         100 shares
Number of
Shares              8    Shared Voting Power
Beneficially             4100 shares
Owned By
Each Reporting      9    Sole Dispositive Power
Person With              100 shares

                    10   Shared Dispositive Power
                         4100 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          4,200 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                              [ ]

13   Percent of Class Represented By Amount in Row (11)
          Less than 0.1%

14   Type of Reporting Person
          IN

CUSIP No. 235906104                                       Page 9 of 69 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
          J. Dennis Huffman

2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                 (b)[ ]

3    SEC Use Only

4    Source of Funds:  PF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                              [ ]

6    Citizenship or Place of Organization
          United States

                    7    Sole Voting Power
                         3,000 shares
Number of
Shares              8    Shared Voting Power
Beneficially             0 shares
Owned By
Each Reporting      9    Sole Dispositive Power
Person With              3,000 shares

                    10   Shared Dispositive Power
                         0 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          3,000 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                              [ ]

13   Percent of Class Represented By Amount in Row (11)
          Less than 0.1%

14   Type of Reporting Person
          IN

CUSIP No. 235906104                                       Page 10 of 69 Pages

          This is Amendment No. 8 to the Schedule 13D filed jointly by Paul J. Duggan, Jackson Boulevard Capital Management, Ltd. (formerly known as Jackson Boulevard Fund, Ltd.) ("Jackson Capital"), Jackson Boulevard Equities, L.P. ("Jackson Equities"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Offshore Fund, Ltd. ("Jackson Offshore") (as of Amendment No. 6 to such Schedule 13D), Vincent Cainkar (as of Amendment No. 7 to such
Schedule 13D), and as of this Amendment No. 8, Jackson Boulevard Partners ("Jackson Partners") and J. Dennis Huffman (collectively, the "Group") on October 10, 1995 (as earlier amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of Damen Financial Corporation (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

     ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D is being filed jointly by Paul J. Duggan, Vincent Cainkar, J. Dennis Huffman, Jackson Capital, Jackson Equities, Jackson Investments, Jackson Offshore and Jackson Partners and relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 200 West Higgins Road, Schaumburg, Illinois 60195.

     ITEM 2.   IDENTITY AND BACKGROUND

           (a)-(c) Jackson Capital and Jackson Offshore are Illinois corporations. Jackson Equities and Jackson Investments are Illinois limited partnerships. Jackson Offshore is a Tortolla, British Virgin Islands, corporation. Jackson Partners is an Illinois general partnership. The address of the principal business and the principal office of Jackson Capital, Jackson Equities, Jackson Partners and Jackson Investments is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604. The address of the principal business and the principal office of Jackson Offshore is 31 Kildare Street, Dublin 2, Ireland.

          The principal business of Jackson Capital is serving as the general partner of Jackson Equities, Jackson Investments and other investment-oriented limited partnerships. The principal business of Jackson Equities, Jackson Investments Jackson Partners and Jackson Offshore is buying and selling securities for investments, including in particular securities related to financial industries (including banks and thrifts).

          Jackson Capital is the sole general partner of Jackson Equities and Jackson Investments. Mr. Duggan is the sole stockholder, sole executive officer and sole director of Jackson Capital. Mr. Duggan controls (through Jackson Capital) all decisions regarding voting and investment of the shares of the Issuer held by Jackson Offshore. Mr. Duggan, David Blair and Peter Poole are the directors of Jackson Offshore; Mr. Blair is the managing director of Jackson Offshore. The business address of Mr. Blair and Mr. Poole is 31 Kildare Street, Dublin 2, Ireland. Mr. Blair's principal occupation is that of certified public accountant. Mr. Poole's principal occupation is that of money manager with Rathbone Management Services, a

CUSIP No. 235906104                                       Page 11 of 69 Pages

British Virgin Islands corporation. Mr. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604.

          Jackson Capital has a 7.7% ownership interest in Jackson Equities and a 5.1% ownership interest in Jackson Investments. Duggan is a limited partner of both Jackson Equities and Jackson Investments.

          The only partners of Jackson Partners are Paul J. Duggan and Deborah Duggan, Paul J. Duggan's spouse, both of whom are general partners. Deborah Duggan's principal occupation is serving as a general partner of Jackson Partners and providing accounting, administrative and managerial services for Jackson Partners. Deborah Duggan's business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604.

          Vincent Cainkar is an individual whose principal occupation is the practice of law, particularly as bound counsel. Mr. Cainkar currently serves as Attorney for the City of Burbank, Village of Evergreen Park, City of Hickory Hills, Village of McCook, Stickney Township and other local governmental entities. Mr. Cainkar's residential address is 8206 South Mobile, Burbank, IL 60459. Mr. Cainkar does not have any ownership interest in, nor does he serve as a partner, director or officer of Jackson Capital, Jackson Equities, Jackson Investments, or Jackson Offshore.

          J. Dennis Huffman is an individual whose principal occupation is serving as a partner in DHK Development Corp., a developer and leasing agent for commercial and residential real estate. Mr. Huffman also is a trader on the floor of the Chicago Board of Trade, trading U.S. Treasury Bond contracts. Mr. Huffman's residential address is 10549 South Talman Avenue, Chicago, IL 60655. Mr. Huffman does not have any ownership interest in, nor does he serve as a partner, director or officer of Jackson Capital, Jackson Investments, or Jackson Offshore. Mr. Huffman has a non-voting limited partnership interest in Jackson Equities.

          The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

           (d)-(e) During the past five years, none of Mr. Duggan, Mr. Cainkar, Mr. Huffman, Jackson Capital, Jackson Equities, Jackson Offshore Jackson Partners or Jackson Investments has been convicted in a criminal proceeding (excluding traffic violations), and none of Mr. Duggan, Mr. Cainkar, Jackson Capital, Jackson Equities, Jackson Offshore, Jackson Partners or Jackson Investments has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Duggan and Mr. Cainkar are citizens of the United States.

CUSIP No. 235906104                                       Page 12 of 69 Pages

ITEM 4.   PURPOSE OF TRANSACTION

          The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer, in particular with the intent of influencing a business combination involving the Issuer.

          By letter dated February 3, 1997, Mr. Duggan expressed to the Issuer his disappointment with the Issuer's business situation and suggested courses of action, including the addition of a specific individual as a member of the Issuer's Board of Directors. A copy of that letter is attached as Exhibit 2.
By letter dated December 5, 1997, Mr. Duggan wrote to the members of the Issuer's Board of Directors to advise the Issuer of his continued disappointment with the financial performance of the Issuer. The letter listed certain steps that the Issuer should implement. A copy of that letter is attached as Exhibit 3.

          By letter dated December 17, 1997, Mr. Duggan submitted a notice of intent to introduce a stockholders' proposal at the 1998 annual meeting of stockholders of the Issuer and to nominate two persons for election as directors
at that meeting.  A copy of that letter is attached as Exhibit 4.   By letter
dated December 23, 1997, the Issuer refused to allow Mr. Duggan to present the stockholder's proposal or to nominate candidates for election to the Board of Directors. A copy of that letter is attached as Exhibit 5.

          By letter dated December 30, 1997, Mr. Duggan suggested an alternative stockholders' proposal. A copy of that letter is attached as Exhibit 6. Also by letter dated December 30, 1997, Mr. Duggan requested that the Issuer provide him with a stockholder list and certain other related materials. A copy of that letter is attached as Exhibit 7. After additional discussion and correspondence, the Issuer provided Mr. Duggan with access to stockholder list materials. Prior to the annual meeting of stockholders, Mr. Duggan also corresponded and held discussions with the Issuer regarding the inability of Mr. Duggan to vote shares held in excess of the 10% voting limitation contained in the Issuer's Certificate of Incorporation.

          By letter dated December 30, 1997, Mr. Duggan gave notice of his intent to nominate two persons for election to the Board of Directors of the Issuer. A copy of that letter is attached as Exhibit 8. By letter dated January 2, 1998, the Issuer refused to permit the presentation of a stockholder proposal by Mr. Duggan or the nomination of candidates for election to the Board
of Directors.   A copy of that letter is attached as Exhibit 9.  By letter of his counsel dated January 5, 1998, Mr. Duggan responded to the Issuer. A copy of that letter is attached as Exhibit 10. By letter dated January 7, 1998, the Issuer responded to the letter of Mr. Duggan's counsel. A copy of that letter is attached as Exhibit 11. The Issuer, Mr. Duggan and the other individual Mr. Duggan intended to nominate for election to the Board of Directors discussed circumstances under which Mr. Duggan would withdraw his notice of intent to nominate. A copy of a letter written by counsel to the Issuer regarding those discussions, dated January 8, 1998, is attached as Exhibit 12.

CUSIP No. 235906104                                       Page 13 of 69 Pages

          By letter dated August 18, 1998, Mr. Duggan submitted a notice of intent to introduce a stockholders' proposal at the 1999 annual meeting of stockholders of the Issuer. A copy of that letter is attached as Exhibit 13. By letter dated August 24, 1998, Mr. Duggan expressed to the Issuer his disappointment with the Issuer's business situation and suggested courses of action. A copy of that letter is attached as Exhibit 14.

          By letter dated November 16, 1998, Mr. Duggan submitted a notice of proposal to nominate Paul J. Duggan, Vincent Cainkar and J. Dennis Huffman for election to the Board of Directors of the Issuer. A copy of the letter and the supporting materials thereto is attached as Exhibit 15. Also by letter dated November 23, 1998, Mr. Duggan requested, pursuant to Section 220 of the Delaware General Corporation Law, that the Issuer provide him with a stockholder list and certain other related materials. A copy of that letter is attached as Exhibit 16.

          By letter dated November 27, 1998, the Issuer responded to Mr. Duggan's notice of proposal to nominate directors, requesting certain additional information from the nominees through a questionnaire prepared by the Issuer. A copy of the letter is attached as Exhibit 17. On December 10, 1998, completed copies of the questionnaire where delivered by each of the director nominees to the Issuer. Copies of these questionnaires are attached as Exhibit 18.

          By letter dated December 3, 1998, the Issuer responded to Mr. Duggan's request for a stockholder list and additional information, asserting that the request was governed by Rule 14a-7 under the Securities Exchange Act of 1934 (the "Exchange Act") and requesting an affidavit from Mr. Duggan pursuant to Rule 14a-7(c). A copy of the letter is attached as Exhibit 19. By letter dated December 7, 1998, Mr. Duggan reiterated his demand for a stockholder list and certain other information, pursuant to Section 220 of the Delaware General Corporation Law and Rule 14a-7 under the Exchange Act; attached to such letter was an affidavit from Mr. Duggan containing certain representations pursuant to Rule 14a-7(c). A copy of the letter and affidavit is attached as Exhibit 20.

          By letter dated December 10, 1998, the Issuer responded to Mr. Duggan's letter dated December 7, 1998, asserting that the Issuer would advise Mr. Duggan on December 15, 1998 as to whether it provide the requested materials at that time to Mr. Duggan or whether it would mail materials from Mr. Duggan to stockholders. A copy of the letter is attached as Exhibit 21. By letter dated December 11, 1998, Mr. Duggan responded to the Issuer's letter dated December 10, 1998, asserting that pursuant to Section 220 of the Delaware General Corporation Law, Mr. Duggan would be available on December 15, 1998 to receive the materials he requested in his letter dated December 7, 1998 and would submit to the Issuer at that time a check to cover the Issuer's expenses in producing such material. A copy of this letter is attached as Exhibit 22.

          The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of

CUSIP No. 235906104                                       Page 14 of 69 Pages

the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equities, Jackson Investments and Jackson Offshore, Mr. Duggan beneficially owns 266,600 of the 273,800 shares of the Common Stock owned by members of the Group, constituting approximately 9.0% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (2,967,154) reported on the Issuer's Quarterly Report on Form 10-Q filed on August 14, 1998. Jackson Capital beneficially owns only the 92,200 shares held in the names of Jackson Equities and Jackson Investments, constituting approximately 3.1% of the issued and outstanding shares of the Common Stock. Jackson Equities beneficially owns only the 60,622 shares of the Common Stock it holds in its own name, constituting approximately 2.0% of the issued and outstanding shares of the Common Stock. Jackson Investments beneficially owns only the 31,578 shares of the Common Stock it holds in its own name, constituting approximately 1.1% of the issued and outstanding shares of the Common Stock. After the sale of 29,800 shares of the Common Stock on December 2, 1998 (as reported in Item 5(c) below), Jackson Offshore no longer beneficially owns any of the Common Stock. None of Mr. Duggan, Jackson Capital, Jackson Equities, Jackson Investments or Jackson Offshore otherwise beneficially owns any shares of the Common Stock. Vincent Cainkar beneficially owns 4,200 shares of the Common Stock, including 100 shares of Common Stock held in his own name and 4,100 shares of Common Stock held jointly by him and Cathy M. Cainkar, constituting less than 0.1% of the issued and outstanding shares of Common Stock. J. Dennis Huffman beneficially owns 3000 shares of Common Stock, all of which are held in his own name, constituting less than 0.1% of the issued and outstanding shares of Common Stock.

           (b) With respect to the shares described in (a) above, Mr. Duggan has sole voting and investment power with regard to the 400 shares held by Mr. Duggan. Mr. Duggan, Jackson Capital, Jackson Equities, and Jackson Investments have shared voting and investment power with regard to the 92,200 shares held by Jackson Equities and Jackson Investments. Mr. Duggan and Deborah Duggan, Mr. Duggan's spouse, have shared voting and investment power with regard to the 174,000 shares held by Jackson Partners. Deborah Duggan's principal occupation is serving as a general partner of Jackson Partners and providing accounting, administrative and managerial services for Jackson Partners. Deborah Duggan's business address is 53 West Jackson Boulevard, Suite 400, Chicago, Illinois 60604. Mr. Cainkar has sole voting and investment power with regard to the 100 shares held in his own name and has shared voting and investment power with respect to the 4,100 shares held jointly by him and

CUSIP No. 235906104                                       Page 15 of 69 Pages

Cathy M. Cainkar. Cathy M. Cainkar is an individual whose residential address is 8206 South Mobile, Burbank, IL 60459. Mrs. Cainkar does not have any ownership interest in, nor does he serve as a partner, director or officer of Jackson Capital, Jackson Equities, Jackson Investments, or Jackson Offshore. Mrs. Cainkar has a non-voting limited partnership interest in Jackson Investments. During the past five years, neither Mrs. Cainkar nor Mrs. Duggan has been convicted in a criminal proceeding (excluding traffic violations), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) The following purchases of the Common Stock are the only transactions in the Common Stock made by J. Dennis Huffman during the past sixty days, all of which were made in open market purchases on the Nasdaq National Market System:

                 DATE            NUMBER OF SHARES           COST PER SHARE
                 ----            ----------------           --------------
                12/3/98                1,000                    $14 3/4
                12/3/98                1,000                      $15

          The following purchase of the Common Stock is the only transactions in the Common Stock made by Jackson Equities during the past sixty days, which purchase was made from Jackson Offshore at a market-determined price:

                 DATE            NUMBER OF SHARES           COST PER SHARE
                 ----            ----------------           --------------
                12/2/98                4,000                    $14 1/2

          The following purchase of the Common Stock is the only transactions in the Common Stock made by Jackson Investments during the past sixty days, which purchase was made from Jackson Offshore at a market-determined price:

                 DATE            NUMBER OF SHARES           COST PER SHARE
                 ---             ----------------           --------------
                12/2/98                4,000                    $14 1/2

          The following sales of the Common Stock are the only transactions in the Common Stock made by Jackson Offshore during the past sixty days:

                 DATE            NUMBER OF SHARES           COST PER SHARE
                 ----            ----------------           --------------
                12/2/98               23,800                    $14 1/2
                12/2/98                4,000                    $14 1/2

CUSIP No. 235906104                                       Page 16 of 69 Pages

                12/2/98                2,000                    $14 1/2

          The first of the transactions by Jackson Offshore listed above was made in open market sales on the Nasdaq National Market System. The second transaction listed above was a sale made to Jackson Equities at a market-determined price. The third transaction listed above was a sale made to Jackson Investments at a market-determined price.

          Except as set forth below, the following sale of the Common Stock is the only transaction in the Common Stock made by Paul J. Duggan during the past sixty days, which sale was made in open market sales on the Nasdaq National Market System:

                 DATE            NUMBER OF SHARES           COST PER SHARE
                 ----            ----------------           --------------
                12/2/98               72,000                    $14 1/2

          Mr. Duggan also transferred 174,000 shares of the Common Stock held in his own name to Jackson Partners on December 2, 1998. No consideration was paid by Jackson Partners in this transaction.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     No.       Description
     ---       -----------
     1         Joint Filing Agreement
     2         Letter from Paul J. Duggan to Mary Beth Poronsky Stull, dated
               February 3, 1997.*
     3         Letter from Paul J . Duggan to the Board of Directors of the
               Issuer, dated December 5, 1997.*
     4         Letter from Paul J . Duggan to Janine M. Poronsky, dated December
               17, 1997.*
     5         Letter from Janine M. Poronsky to John M. Klimek, dated December
               23, 1997.*
     6         Letter from Paul J . Duggan to Janine M. Poronsky, dated December
               30, 1997.*
     7         Letter from Paul J . Duggan to Janine M. Poronsky, dated December
               30, 1997.*
     8         Letter from Paul J . Duggan to Janine M. Poronsky, dated December
               30, 1997.*
     9         Letter from Janine M. Poronsky to John M. Klimek, dated January
               2, 1998.*

CUSIP No. 235906104                                       Page 17 of 69 Pages

     10        Letter from John M. Klimek to Janine M. Poronsky, dated January
               5, 1998.*
     11        Letter from Janine M. Poronsky to John M. Klimek, dated January
               7, 1998.*
     12        Letter from Kip A. Weissman, P.C. to Vincent Cainkar, dated
               January 8, 1998.*
     13        Letter from Paul J . Duggan to Janine M. Poronsky, dated August
               18, 1998.*
     14        Letter from Paul J . Duggan to Mary Beth Poronsky Stull, dated
               August 24, 1998.*
     15.       Letter from Paul J. Duggan to Janine M. Poronsky, dated November
               16, 1998.*
     16.       Letter from Paul J. Duggan to Janine M. Poronsky, dated November
               23, 1998.*
     17.       Letter from Janine M. Poronsky to Paul J. Duggan, dated November
               27, 1998.
     18. Completed Questionnaires from J. Dennis Huffman, Paul J. Duggan and Vincent Cainkar, delivered to Damen Financial Corporation on
               December 10, 1998.
     19.       Letter from Janine M. Poronsky to Paul J. Duggan, dated December
               3, 1998.
     20.       Letter from Paul J. Duggan to Janine M. Poronsky, dated December
               7, 1998.
     21.       Letter from Janine M. Poronsky to Paul J. Duggan, dated December
               10, 1998.
     22.       Letter from Paul J. Duggan to Janine M. Poronsky, dated December
               11, 1998.

_________________
*Filed as part of the Original 13D.

CUSIP No. 235906104                                       Page 18 of 69 Pages

                                     SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     December 12, 1998

                         /s/ Paul J. Duggan
                         Paul J. Duggan, an individual


                         Jackson Boulevard Capital Management, Ltd.

                                By: /s/ Paul J. Duggan
                                  Paul J. Duggan, President


                         Jackson Boulevard Equities, L.P.

                         By:  Jackson Boulevard Capital Management, Ltd.
                                 General Partner

                                By: /s/ Paul J. Duggan
                                  Paul J. Duggan, President


                         Jackson Boulevard Investments, L.P.

                         By:  Jackson Boulevard Capital Management, Ltd.
                                 General Partner

                                By: /s/ Paul J. Duggan
                                  Paul J. Duggan, President


                         Jackson Offshore Fund, Ltd.

                                By: /s/ Paul J. Duggan
                                  Paul J. Duggan


                         /s/ Vincent Cainkar

CUSIP No. 235906104                                       Page 19 of 69 Pages

                         Vincent Cainkar, an individual

                         /s/ J. Dennis Huffman
                         J. Dennis Huffman, an individual